Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.  In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. The forward-looking statements contained below are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission (“SEC”) on April 18, 2019 (the “2018 Form 20-F”) and in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

General

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2019 and notes thereto being filed on Form 6-K with the SEC together with this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and together with our audited consolidated financial statements for the year ended December 31, 2018 as part of the 2018 Form 20-F.

Unless indicated otherwise by the context, all references below to:

●	“we”, “us” or “our” are to RADCOM Ltd. and its subsidiaries;
●	“NIS” is to New Israeli Shekels;
●	“NFV” is to Network Function Virtualization. NFV is a software-centric design approach for building complex information technology (IT) networks and applications, particularly for use by CSPs; and
●	“CSP” is to Communication Service Provider.

We are a leading provider with a strong track-record of innovation of NFV and 5G-ready service assurance, cloud-native network intelligence solutions for CSPs. NFV is a software-centric design approach which virtualizes entire classes of network functions into building blocks that may be connected or chained together to create services in software-based, virtualized network environments.  NFV is designed to consolidate and deliver the networking components needed to support a fully virtualized network utilizing standard technologies that run on high-volume service, switch and storage hardware to virtualize network functions. NFV is a key enabler of the coming 5G telecommunications infrastructure, helping to virtualize all the various aspects of the network.

Since 2016, we have adapted our solutions to meet the highest-level requirements of AT&T, the first CSP launching a full NFV eco-system. We built on that success in 2017 and 2018 with our selection as NFV solution provider to additional tier 1 CSPs and the expansion of our footprint with existing customers by supporting them in their transition to NFV and in 2019 with our entry into a multi-year agreement with Rakuten Mobile, Inc. to provide our Network Intelligence solution for the world’s first fully virtualized, end-to-end cloud-native mobile network that adopts 5G systems architecture from launch . As new and existing customers seek to manage their existing networks while evaluating and deploying NFV-based architectures, we believe we are well positioned with our advanced cloud-native solutions and our growing industry track record.

Our portfolio enables CSPs to smoothly transition their networks to NFV and 5G by monitoring and assuring both physical network and NFV-based network and consequentially, ‘hybrid’ networks from tapping point to network insights. With the rate of transition between physical and virtualized networks taking place gradually, CSPs will need to manage ‘hybrid’ networks for the foreseeable future. As a result, service assurance solutions that provide service and network performance visibility in both physical and virtual environments are expected to become an important step in CSPs’ NFV transition.

CSPs across the globe use our solutions to deliver high quality services, reduce churn, manage network performance, analyze traffic and enhance customer care. Our solutions incorporate cutting-edge technologies and a wealth of knowledge acquired by partnering with many of the industry’s leading CSPs for over two decades. Our carrier-grade solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics.

During 2017 and 2018, we improved our NFV capabilities to meet the stringent requirements of top tier CSPs having a large subscriber base and a high level of expertise. We have also continued the development and enhancement of our solutions to meet the complicated needs of monitoring 5G networks and to offer a smart mediation layer which allows us to offer a full end-to-end customer and service view which addresses CSPs’ requirements for a smart CEM solution.

Our fully cloud-native solutions enable CSPs to manage both existing physical networks and next-generation, NFV-based architectures. We recognized that CSPs would require a new approach for service assurance and CEM solutions in order to monitor huge volumes of data and support NFV-based network deployments. In February 2014, we launched our service assurance solution which incorporates software-based probes, and which subsequently replaced our OmniQ hardware-based solution. During 2015 and 2016, we launched and substantially enhanced our NFV solution for service assurance and our CEM solution.

Financial Highlights

Total revenues in the first six months of 2019 decreased by 32% to approximately $14.6 million from approximately $21.5 million in the first six months of 2018. The decrease is mainly due to a decrease in Product and Project revenues from United States and the Philippines accounts due to the completion of certain deliverables in 2018, partially offset by an increase in Product and Services revenues resulting mainly from new engagements in the United States and Japan.

Operating loss for the first six months of 2019 was approximately $4.5 million, compared to operating income of approximately $0.7 million in the first six months of 2018. The decrease in operating income is attributed to the decrease in the revenues, partially offset by a decrease in bill of material costs.

Net loss for the first six months of 2019 was approximately $4.1 million, or $0.30 per diluted share, compared to net income of approximately $1.1 million, or $0.08 per diluted share, in the first six months of 2018.

Cash and cash equivalents and short-term bank deposits were approximately $58.6 million as of June 30, 2019, compared to approximately $62.0 million as of December 31, 2018. The decrease is mainly due to net cash used in operating activities.

Shareholders’ equity decreased to approximately $75.4 million as of June 30, 2019, compared to approximately $78.5 million as of December 31, 2018. The decrease is due to net loss of approximately $4.1 million, partially offset by Share-based compensation expenses in the amount of approximately $1.0 million.

	Six months ended June 30, (U.S. dollars in thousands) Unaudited		% Change
	2019	2018	2019 vs. 2018
Revenues:
Products	$7,549	$11,842	(36.3)
Services	6,715	3,797	76.9
Projects	328	5,903	(94.4)
Total revenues	14,592	21,542	(32.3)
Cost of revenues:
Products	1,920	3,362	(42.9)
Services	2,005	494	305.9
Projects	66	1,911	(96.6)
Total cost of revenues	3,991	5,767	(30.8)
Gross profit	10,601	15,775	(32.8)
Research and development	9,222	7,496	23.0
Less royalty-bearing participation	816	754	8.2
Research and development, net	8,406	6,742	24.7
Sales and marketing	5,063	6,324	(19.9)
General and administrative	1,647	1,990	(17.2)
Total operating expenses	15,116	15,056	0.4
Operating income (loss)	(4,515)	719	(727.9)
Financial income, net	481	373	29.0
Income (loss) before taxes on income	(4,034)	1,092	(469.4)
Taxes on income	(46)	(13)	253.8
Net income (loss)	$(4,080)	$1,079	(478.1)

Revenues per geographic region, based on the location of the end-customer

	Six months ended June 30, (thousands of U.S. dollars)		Six months ended June 30, (as percentages)
	2019	2018	2019	2018
United States	$8,163	$12,691	56	59
Japan	3,459	-	24	-
Philippines	767	5,566	5	26
Latin America	1,086	1,955	7	9
Other	1,117	1,330	8	6
Total revenues	$14,592	$21,542	100	100

Cost of Revenues. Our cost of revenues decreased by 30.8% to approximately $4.0 million in the first six months of 2019 from approximately $5.8 million in the first six months of 2018. This was mainly attributed to a decrease in hardware costs corresponding to the decrease in Product revenues.

Gross profit decreased to 72.6% in the first six months of 2019 from 73.2% in the first six months of 2018.

Research and Development, net. Research and development expenses, net increased by 24.7% to approximately $8.4 million in the first six months of 2019 from approximately $6.7 million in the first six months of 2018. This was mainly attributed to the increase in the average number of employees and subcontractors allocated to research and development.

Sales and Marketing. Sales and marketing expenses decreased by 19.9% to approximately $5.1 million in the first six months of 2019 from approximately $6.3 million in the first six months of 2018. This was mainly attributed to a decrease in the average number of employees allocated to sales and marketing, a decrease in commission expenses and a decrease in share-based compensation related to options and restricted share units granted to employees.

General and Administrative. General and administrative expenses decreased by 17.2% to approximately $1.6 million in the first six months of 2019 from approximately $2.0 million in the first six months of 2018. This was mainly attributed to a decrease in share-based compensation related to options and restricted share units granted to employees and directors.

Financial Income, Net. In the first six months of 2019 we recorded financial income of approximately $0.5 million, compared to financial income of approximately $0.4 million in the first six months of 2018. This increase is mainly due to interest income on short-term bank deposits.

Taxes on income. Taxes on income reflects withholding taxes that were deducted by our customers as well as tax expenses of our subsidiaries in India and the United States. Taxes on income increased to approximately $46,000 in the first six months of 2019 from approximately $13,000 in the first six months of 2018. This increase is primarily due to state income tax accruals in the United States.

LIQUIDITY AND CAPITAL RESOURCES

In the past few years, we have financed our operations through cash generated from operations, governmental grants, and follow-on public offerings of our ordinary shares.

Working Capital and Cash Flows

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents and short-term bank deposits. As of June 30, 2019, we had approximately $58.6 million in cash and cash equivalents and short-term bank deposits, compared to approximately $62.0 million as of December 31, 2018.

Net cash used in operating activities was approximately $3.5 million in the first six months of 2019 compared to approximately $7.7 million net cash provided by operating activities in the first six months of 2018.

The negative cash flow in the first six months of 2019 was primarily due to net loss of approximately $4.1 million, an increase of approximately $1.8 million in other account receivables and prepaid expenses and other long-term receivables, an increase of approximately $1.6 million in trade receivables, an increase of approximately $0.5 million in inventories and accrued interest on short-term bank deposits of approximately $0.5 million, partially offset by an increase of approximately $2.1 million in other liabilities and accrued expenses, share-based compensation and restricted share units of approximately $1.0 million, an increase of approximately $0.7 million in deferred revenues and advances from customers, a decrease of approximately $0.6 million in operating lease right-of-use assets, an increase of approximately $0.3 million in trade payables, and depreciation of approximately $0.4 million.

The positive cash flow in the first six months of 2018 was primarily due to net income of approximately $1.1 million, a decrease of approximately $6.1 million in trade receivables, share-based compensation and restricted share units of approximately $1.3 million, a decrease of approximately $1.1 million in inventories and depreciation of approximately $0.3 million, partially offset by a decrease of approximately $1.4 million in deferred revenues and advances from customers, and a decrease of approximately $0.8 million in other liabilities and accrued expenses.

The trade receivables and days of sales outstanding are primarily impacted by payment terms, the variations in the levels of shipment in the quarter, and collections performance. Trade receivables as of June 30, 2019 increased to $22.0 million from $20.4 million as of December 31, 2018, reflecting mainly timing differences of contracts payment milestones. We believe that continued expansion of our business may require continued investments in working capital.

Net cash used in investing activities was approximately $47.2 million in the first six months of 2019 compared to $0.5 million net cash used in investing activities in the first six months of 2018. In the first six months of 2019, we invested approximately $46.8 million in short-term bank deposits and approximately $0.4 million for the purchase of equipment, compared to investment of approximately $0.5 million for the purchase of equipment in the first six months of 2018.

Net cash provided by financing activities was approximately $9,000 in the first six months of 2019 compared to approximately $1.9 million net cash provided by financing activities in the first six months of 2018. Cash provided in the first six months of 2019 and 2018 was due to exercise of options into ordinary shares.

We believe that our existing capital resources and expected cash flows from operations will be adequate to satisfy our expected liquidity requirements at least for the next 12 months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in the “Liquidity and Capital Resources” section in the 2018 Form 20-F. Other than the adoption of the new accounting standard as discussed in Note 3 and Note 8 of the interim unaudited consolidated financial statements, there have been no changes in our critical accounting policies as compared to what was disclosed in the 2018 Form 20-F.

MARKET RISK

Reference is made to Item 11 “Quantitative and Qualitative Disclosures About Market Risk” in on the 2018 Form 20-F.